Filed by: Gold Royalty Corp.

(Commission File Number: 001-40099)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Elemental Royalties Corp.

GoldRoyalty

Townhall Meeting

February 2022

NYSE American: GROY

Disclaimer

NOTICE TO READERS

This presentation is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities (the "Offer") of Elemental Royalties Corp. ("Elemental") and to issue securities of Gold Royalty Corp. ("Gold Royalty") is being made solely by, and subject to the terms and conditions set out in the Offer to Purchase and Bid Circular dated January 11, 2022 and related offer documents (the "Offer Documents"). Copies of such documents are available under Elemental's profile at www.sedar.com. The distribution of this presentation in jurisdictions other than Canada may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Canada should inform themselves about, and observe, any applicable requirements. This presentation does not purport to comply with the laws of any non-Canadian jurisdiction, excluding the United States, and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside Canada. Shareholders should refer to the Offer Documents for important information regarding the Offer. The information herein regarding Elemental has been derived from Elemental's public disclosure. All references to "$" or dollar amounts are to United States dollars and all references to "C$" are to Canadian dollars, unless otherwise indicate.

NOTICE TO U.S. SHAREHOLDERS

In connection with the Offer, Gold Royalty has filed with the U.S. Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-4 (the "Registration Statement"), which contains a prospectus relating to the Offer, under the U.S. Securities Act of 1933, as amended. INVESTORS, SHAREHOLDERS OF ELEMENTAL, AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLD ROYALTY, ELEMENTAL, AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC's website at www.sec.gov under Gold Royalty's profile and the materials will be posted on Gold Royalty's website at www.goldroyalty.com.

Gold Royalty is a foreign private issuer and is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Gold Royalty prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they may not be directly comparable to financial statements of United States companies. In addition, mineral reserve and mineral resource information included in this presentation has been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the CIM Definition Standards, which differ in many respects from the requirements of the United States securities laws. The SEC has adopted new rules to amend and modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC (the "SEC Modernization Rules"). We are required to provide disclosure on our mineral properties under the SEC Modernization Rules in our Registration Statement and prospectus contained therein. We have included schedules to our Registration Statement and prospectus containing Supplemental Mining Property Disclosures that we believe are in compliance with the SEC Mining Modernization Rules. As a result of SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources," "indicated mineral resources," and "inferred mineral resources," and the definitions of "proven mineral reserves" and "probable mineral reserves" have been amended to be substantially similar to the corresponding CIM Definition Standards. However, there remain differences in the definitions and standards under the SEC Mining Modernization Rules and the CIM Definition Standards, and, therefore, shareholders should also refer to the Supplemental Mining Property Disclosure schedules attached to the Registration Statement and prospectus contained therein.

Shareholders in the United States should be aware that the disposition of their Elemental shares and the acquisition of Gold Royalty shares by them as described herein may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning Gold Royalty shares may subject them to tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of the United States, may not be described fully herein and such shareholders are encouraged to consult their tax advisors. See Section 36 of the Offer to Purchase dated January 11, 2022, "Certain Canadian Federal Income Tax Considerations" and Section 37 of the Offer to Purchase, "Certain United States Federal Income Tax Considerations".

THE OFFER CONSIDERATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY OTHER SUCH AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF ANY OFFERING DOCUMENTS, INCLUDING THE OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), Gold Royalty or its affiliates and any advisor, broker or other person acting as agent for, or on behalf of, or in concert with Gold Royalty or its affiliates, directly or indirectly, may bid for, make purchases of, or make arrangements to, purchase Elemental shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases must comply with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform shareholders in the United States of such information.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING-STATEMENTS

Certain of the information in this presentation contains 'forward-looking information' and 'forward-looking statements' within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements") and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty's actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. The words "believe", "expect", "will", "estimate", "propose", and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Such forward-looking statements, including but not limited to statements relating to: expectations regarding future revenue growth; and cash flows; the expected completion of Gold Royalty's acquisition on the Côté Gold Project; the satisfaction of the conditions related to the Offer; the anticipated timing, benefits and effects of the completion of the Offer; a subsequent transaction, Gold Royalty's business plans and strategies; the plans of the operators of the projects underlying Gold Royalty's and Elemental's royalty and other interests; expected exploration and development timelines and other expected developments regarding such projects; the anticipated synergies and other benefits of the proposed transaction, including Gold Royalty's intentions with respect to Elemental's business, and expectations regarding revenue generation from royalty interests, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the ability to satisfy the conditions to complete the proposed acquisition of the royalty interest on the Côté Gold Project; the ability to obtain necessary approvals, including any stock exchange approvals, and to meet the other conditions under the Offer, the ability to realize the benefits under the proposed transaction, material adverse effects on the business, properties and assets of the parties; the accuracy of Elemental's public disclosures and that Elemental has not failed to publicly disclose any material information with respect to its business, operations, assets, material agreements, or otherwise, the impact of general economic and market conditions; any inability of the operators of the properties underlying the parties' royalty and other interests to execute proposed plans for such properties, any inability of the operators of the projects underlying royalty interests to achieve expected project milestones, including expected production at such projects, risks related to such operators or the exploration, development and mining operations of the properties underlying the parties' royalty and other interests; impacts of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses; any inability of the parties to carry out growth plans and other risk factors set forth in Gold Royalty's annual report on Form 20-F for the year ended September 30, 2021 and in the Offer Documents, copies of which are available at www.SEDAR.com. Although Gold Royalty has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gold Royalty does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

TECHNICAL AND THIRD PARTY INFORMATION

Alastair Still, the Director of Technical Services at Gold Royalty, a qualified person as such term is defined under Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") has reviewed and approved the scientific and technical information contained herein regarding Gold Royalty's royalty and other interests.

Information contained herein regarding the projects underlying Gold Royalty's and Elemental's royalty interests are derived from the public disclosure of the operators of such projects. The disclosure of Mineral Reserves and Mineral Resources contained herein has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. See "Cautionary Note Regarding Mineral Reserves and Mineral Resources" and "Technical and Third-Party Information" in Registration Statement for further information. This presentation uses the term "Inferred Mineral Resources." Inferred Mineral Resources have a greater amount of uncertainty as to their existence and feasibility. Under applicable Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category of mineral resources or to mineral reserves.

Côté Gold Project – Our Newest Tier-1 Royalty

Overview and Background

- Entered into an agreement to acquire a 0.75% NSR on the Côté Gold Project for US$15.875 mm (US$15.0 mm cash, US$0.875 in shares of GROY)

Key Highlights

Key Terms	• 0.75% NSR covering the southern portion of the proposed open-pit (Zone 5 and Zone 7) • Covers zones with higher-grade mineralization that are expected to be mined during the initial phases of production
Operator	IAMGOLD *(US$1,474 mm Mkt Cap)*
Stage	In construction; Production expected in H2 2023

Côté Proposed Open Pit Outline



Zone 1
Zone 6
Zone 4
Zone 2
Zone 3
Zone 8
Zone 7
Zone 5
Optimal Pit Shell Outline

Source: Wood, 2018.

✔ **Royalty interest on one of the largest gold mines in North America**

- Expected to produce 489 kozpa Au over the first 5 years and 367 kozpa Au over life of mine (100% basis), at second quartile AISC

✔ **Expected near-term royalty cash flow from mine that is under construction**

- Construction commenced September 2020; production expected H2 2023

✔ **Established operator with a strong track record of building and operating large-scale open pit gold mines**

- IAMGOLD is a global intermediate gold company; current producing assets include the Essakane (412 koz Au in 2021) and Rosebel (154 koz Au in 2021) open pit gold mines
- History of executing on large-scale development projects

✔ **Long-life operation with exploration potential**

- Current reserve life of ~18 years
- ~7.2 Moz of open pit resources and incremental reserves, plus additional near-mine and regional exploration potential

✔ **Located in one of the world's top mining jurisdictions**

- Located between Timmins and Sudbury in Ontario
- Gold has been mined in Timmins area for over 100 years, and mining is one of the primary industries in the region

Proposed acquisition of a near-term cash flowing royalty on the Côté Gold Project demonstrates Gold Royalty's continued ability to execute on value-enhancing transactions, further driving portfolio growth and diversification

Source: IAMGOLD Technical Report on the Côté Gold Project, effective date October 18, 2021 (see Côté acquisition PR).
Note: Pricing date of 22-Feb-22.
Note: Closing of the acquisition is subject to customary conditions

Côté Gold Project – Our Newest Tier-1 Royalty

Key Project Metrics and Consensus Cash Flow Estimates

Key Project Metrics: October 2021 Update (100% basis)

		Gold Price (US$1,600/oz)
Mine Life	*Years*	18
Open Pit Mining	*Mtpa*	70
Mill Capacity	*tpd*	36,000
Strip Ratio	*waste : ore*	2.7 : 1
Average Grade	*g/t Au*	0.96
Recovery	*%*	91.8%
Total Recovered Gold	*Moz Au*	6.60
Avg. Annual Production	*koz Au*	367
Initial Capex	*US$ mm*	$1,666
LOM Sustaining Capex	*US$ mm*	$866
Total Cash Cost	*US$/oz Au*	$659
AISC	*US$/oz Au*	$802
After-Tax $NPV_{5\%}$	*US$ mm*	$1,597
After-Tax IRR	*%*	19.0%

Côté Gold Project Royalty Revenue Forecast (US$ mm) [1]



Revenue based on Consensus Pricing
Revenue based on Spot Pricing
-
$0.2
$0.2
$1.9
$1.7
$3.1
$2.8
$3.5
$3.0
$3.4
$2.9
2022
2023
2024
2025
2026
2027

Gold Royalty's Côté Gold Project royalty is expected to provide robust near-term cash flow generation in a Tier-1 jurisdiction

Source: IAMGOLD press release dated October 18, 2021, IAMGOLD Technical Report on the Côté Gold Project, effective date October 18, 2021 (see Côté acquisition PR), and Thomson One Analytics.
1) Based on analyst consensus estimates of production for Côté, assuming a 50% coverage ratio for 2023 – 2027, multiplied by analyst consensus gold prices and spot gold price.

Gold Royalty Moving Forward

Robust Revenue Forecast

Gold Royalty Revenue Profile and Growth Expected (US$ mm) (1)



$30
$20
$10
$0
Côté Revenue
2022E
2023E
2024E
2025E
2026E
2027E
Future growth driven by Odyssey, REN, Fenelon, Côté & Others

Source: Company disclosure, FactSet and Bloomberg Financial Markets.
1) Based on analyst consensus estimates and Côté cash flow estimates, based on analyst consensus estimates of production for Côté, assuming a 50% coverage ratio for 2023 – 2027, multiplied by analyst consensus gold prices.

Gold Royalty Moving Forward

Sector Leading Revenue Growth

2022E – 2024E Revenue Growth CAGR (%) [(1)]


58%
50%
27%
21%
7%
2%
0%
(6%)
(8%)
na
GoldRoyalty
METALLA ROYALTY & STREAMING LTD.
NOMAD
OSISKO GOLD ROYALTIES
ELEMENTAL ROYALTIES
TRIPLEFLAG PRECIOUS METALS
SANDSTORM GOLD ROYALTIES
MAVERIX METALS INC.
VOX ROYALTY
EMX ROYALTYCORP

Source: FactSet, Bloomberg Financial Markets, and company disclosure.
Note: Pricing date of 22-Feb-22.

1) Based on analyst consensus estimates of revenue and current Côté cash flow estimates.

Consensus NAV vs. Peers

Large & Diversified Asset Portfolio in Tier-1 Jurisdictions

Consensus NAV (US$ mm) (1)


$2,000
$1,500
$1,000
$500
$0
9%
91%
OSISKO GOLD ROYALTIES
TRIPLEFLAG
SANDSTORM GOLD ROYALTIES
Pro Forma GoldRoyalty
GoldRoyalty
MAVERIX METALS INC.
NOMAD
EMX ROYALTYCORP
METALLA
VOX ROYALTY
ELEMENTAL ROYALTIES
Gold Royalty NAV by Jurisdiction (2)
19%
81%
Canada / USA
South America
Elemental NAV Contribution

Source: Bloomberg Financial Markets, Thomson One Analytics, FactSet, and company disclosure.
Note: Pricing date of 22-Feb-22.

1) NAV based on analyst consensus estimates. Gold Royalty NAV does not include the Côté royalty acquisition due to lack of estimates as at pricing date.
2) Based on analyst consensus NAV for assets where a disclosed NAV estimate is provided. Excludes assets classified as "other".

Relative Trading Liquidity

Gold Royalty is One of the Most Liquid Stocks in the Streaming & Royalty Sector

Days to Turn Market Cap (1)



Least Liquid
Most Liquid
2,644
1,160
884
859
678
658
589
503
215
166
161
134
131
107
82
TRIPLEFLAG PRECIOUS METALS
ELEMENTAL ROYALTIES
VOX ROYALTY
EMPRESS ROYALTY
GREAT BEAR ROYALTIES
EMX ROYALTY CORP
MAVERIX METALS INC.
NOMAD
GoldRoyalty
METALLA
Franco Nevada
OSISKO
WHEATON PRECIOUS METALS
ROYAL GOLD, INC
SANDSTORM GOLD ROYALTIES

Source: Bloomberg Financial Markets and company disclosure.
Note: Pricing date of 22-Feb-22. Market capitalizations (US$) based on basic shares outstanding.
1) Based on value traded over the last 20-days aggregated across all exchanges.

Plans for a Mutually Beneficial Acquisition of Elemental Royalties

Elemental Aligns with Gold Royalty's Growth Strategy

- Adds a highly complementary portfolio of cash-flowing and development assets
- Adds diversification into Western Australia, another Tier-1 jurisdiction
- Immediately enhances near-term cash flow profile
- Partnerships with premier operators including Endeavour Mining and Capricorn Metals
- Exposure to long life, high margin Karlawinda asset, Australia's newest gold mine
- Accretive on key financial and operating metrics

Positioning vs. Peers

Scale vs. Valuation

P / NAV (1) vs. Market Capitalization (US$ mm) – Log Scale



3.00x
2.50x
2.00x
1.50x
1.00x
0.50x
--
P/NAV (x)
Franco Nevada
Royal Gold
Wheaton
Opportunity Horizon
Elemental
Metalla
Maverix
Triple Flag
VOX
Sandstorm
Osisko GR
Gold Royalty
Empress
Nomad
EMX
$10
$100
$1,000
$10,000
$100,000
Market Cap (US$ mm) - Log Scale

Source: Bloomberg Financial Markets, Thomson One Analytics, FactSet, and company disclosure.
Note: Pricing date of 22-Feb-22.
1) NAV based on analyst consensus estimates.

Gold Royalty Portfolio Summary

192[1]
Royalties

6
Royalties on Producing Assets

22[1]
Royalties on Assets in Development

30
Advanced Exploration Royalties

134
Early Stage Exploration Royalties

Select Key Asset Updates

	CANADIAN MALARTIC *ODYSSEY UNDERGROUND*	REN *CARLIN COMPLEX*	CÔTÉ *TIMMINS / SUDBURY CAMPS*	FENELON *DETOUR-FENELON GOLD TREND*
Location	Québec, Canada	Nevada, USA	Ontario, Canada	Québec, Canada
Owner	Agnico Eagle / Yamana	Barrick / Newmont	IAMGOLD / Sumitomo	Wallbridge
Royalty	3.0% NSR [2]	1.5% NSR & 3.5% NPI	0.75% NSR	2.0% NSR
Project Stage	In Construction First production expected in 2023	Development	In Construction First production expected in 2023	Advanced Exploration

	JERRITT CANYON	BEAUFOR	LA MINA	LONE TREE
Location	Nevada, USA	Québec, Canada	Colombia	Nevada, USA
Owner	First Majestic	Monarch Mining	GoldMining Inc.	i-80 Gold
Royalty	0.5% NSR & PTR	1.0% NSR & PTR	2.0% NSR	1.5% NSR
Project Stage	Producing	Development	Development	Development

Note: Certain assets have more than one royalty.
1) Assumes completion of Côté royalty acquisition.
2) Royalty covers East Malartic, Jeffrey Zone and the Barnat Extension. The royalty does not cover majority of areas of past and current production.

Gold Royalty Portfolio Update

PORTFOLIO UPDATE SETS TRAJECTORY FOR CONTINUED CASH FLOW GROWTH

IAMGOLD

Côté
0.75% NSR

- Recently announced construction is 43% complete
- Commercial production expected in H2 2023, with average annual production of 489 koz Au over the first five years of the mine life
- Côté Royalty is expected to contribute ~$1.9 mm and ~$3.1 mm to Gold Royalty's revenue in 2024 and 2025, respectively, and ~$12.0 mm over the first four full years of production post ramp-up [(1)]

BARRICK

REN
1.5% NSR & 3.5% NPI

- Recently announced a maiden inferred mineral resource estimate at REN of 1.24 Moz Au grading 7.3 g/t
- Drilling continues with mineralization open in all directions

AGNICO EAGLE YAMANAGOLD

Odyssey
3.0% NSR

- Mineral resource growth at the Odyssey Underground project at Canadian Malartic with 2.34 Moz Au of indicated resources and 13.15 Moz Au of inferred resources
- Odyssey is on track for first production in 2023

WALLBRIDGE

Fenelon
2.0% NSR

- 2022 drill program budget of C$70 mm, of which 115,000 metres is planned at Fenelon for resource expansion and infill drilling

Source: IAMGOLD press release dated January 12, 2022, 2021 Technical Report on the Côté Gold Project, Barrick press release dated February 10, 2022, Yamana press releases dated February 8, 2022 and February 17, 2022, and Wallbridge press release dated January 10, 2022.
1) Based on analyst consensus estimates of production for Côté, assuming a 50% coverage ratio for 2023 – 2027, multiplied by the spot gold price.

Gold Royalty Portfolio Update

PORTFOLIO UPDATE SETS TRAJECTORY FOR CONTINUED CASH FLOW GROWTH

FIRST MAJESTIC SILVER CORP.

Jerritt Canyon
0.5% NSR & PTR

- Production guidance of 116 – 129 koz Au in 2022
- Ongoing exploration with nine drill rigs operating at the end of Q4 2021
- ~135,100 metres of drilling planned, consisting of surface and underground infill, step-out and exploratory holes

MONARCH Mining Corporation

Beaufor
1.0% NSR & PTR

- Recently completed 43,419 metre exploration drill program at Beaufor showed promising results
- Currently in the final stages of preparing Beaufor for production that is forecasted to commence in June 2022

GOLDMINING

La Mina
2.0% NSR

- Positive PEA announced January 2022 outlined a 10 year life-of-mine, producing ~102 koz AuEq per year at by-product AISC of US$698/oz
- Large resource base of ~1.5 Moz AuEq at 1.08 g/t AuEq
- Additional upside from drill-ready targets on the adjacent La Garrucha deposit, which is currently not factored into the PEA

i-80 GOLD CORP

Lone Tree
1.5% NSR

- Recently announced its 2022 development plans, including development of a "Hub and Spoke" operation, with Lone Tree being the central "Hub"
- Advancing multiple mining operations with the goal to achieve >500 kozpa per year

Source: First Majestic press release dated January 18, 2022, Monarch press release dated January 20, 2022, Gold Mining press release dated January 12, 2022 and i-80 Gold press release dated January 12, 2022.

Gold Royalty Continues to Execute on its Growth Strategy

Significant Advancements Over the Last Several Months

1. Announced acquisition of a 0.75% NSR on Côté, providing robust near-term cash flow generation in a Tier-1 jurisdiction, showcasing Gold Royalty's ability to execute on value-enhancing transactions
2. Strengthened Board of Directors with appointment of Karri Howlett, bringing significant expertise in ESG, financial diligence and risk management
3. Received additional research coverage from BMO, enhancing capital markets profile and trading liquidity
4. Secured US$25 mm revolving credit facility, enhancing Gold Royalty's liquidity at an attractive cost of capital
5. Instituted inaugural quarterly dividend yielding ~1% annualized, demonstrating Gold Royalty's balance sheet strength and firm commitment to shareholder returns
6. Commenced offer to acquire Elemental, adding a complementary portfolio of cash-flowing and development assets in a Tier-1 jurisdiction

Appendix

- Overview of Select Key Assets

Overview of Select Key Assets

REN – Potential Significant New Discovery at Key Extension of Goldstrike

REN – 1.5% NSR | 3.5% NPI

Maiden Inferred Mineral Resource Announced in February 2022

Key Highlights:

- On February 10, 2022, Barrick announced a maiden inferred mineral resource estimate at REN of 1.24 Moz Au grading 7.3 g/t
- Drilling continues on the REN project with mineralization open in all directions, outlining the potential for resource expansion
  - Q4 2021 drilling targeted upside potential and resource expansion outside of the recently defined resource
  - Highlighted drill results included MRC-21001 with 40.2 m grading 27.60 g/t Au
- As the northern extension of the well-established Carlin complex, REN is a key component of Barrick's brownfields exploration strategy
  - Part of broader northern Carlin focus including South Arturo, Rodeo Creek, and Banshee
  - Key extension of the Goldstrike Mine, a strategically important operation that has produced 60 Moz
- Barrick has highlighted that REN represents future growth for the Carlin complex with the potential to contribute to the life of mine plan in the near-term

REN Location and Recent Drilling



Ordovician Vinini Formation
Devonian Rodeo Creek Formation
Devonian Popovich Formation
Silurian-Devonian Bootstrap Limestone
Jurassic Dikes
Historic Drillhole
Currently Drilling
2021 Assays Returned
2021 Assays Pending
Growth Targets
Au >3.4g/t Indicator
REN
Leeville
RU-24C
45.7m at 32.54g/t
15.2m at 5.61g/t
MRC-21001
12.8m at 26.39g/t
7.6m at 13.77g/t
MRC-21009
16.8m at 2.61g/t
MRC-21006
16.6m at 5.04g/t
13.1m at 7.23g/t
MRC-20021
4.6m at 5.04g/t
4.6m at 10.53g/t
3.0m at 4.22g/t
MRC-20011
7.0m at 32.37g/t
21.4m at 7.17g/t
MRC-21010
8.0m at 16.95g/t
3.8m at 24.76g/t
2.6m at 5.10g/t
MRC-21007
6.7m at 22.25g/t
17.8m at 6.45g/t
22.3m at 7.30g/t
JD1
JB3
JB3 Splay
JD1/Corona Zone
Road to Ren Drift
JB Zone
Corona
SDb
Dp
Drc
Ov
150m
N

Source: Barrick press release dated February 10, 2022. Barrick Gold Q3 Results Presentation – November 4, 2021.

Overview of Select Key Assets

Canadian Malartic Odyssey – Growing Into Canada's Largest Underground Gold Mine

3% NSR Over Significant Portion of Odyssey UG

On Track for First Production in 2023

Key Highlights:

- On February 8, 2022, Yamana announced an updated mineral resource for the Odyssey underground project of 2.35 Moz Au of indicated mineral resources and 13.15 Moz Au of inferred mineral resources
- Indicated resources increased by roughly 175% relative to the prior year as a result of successful inferred resource conversion and resource expansion drilling
- Project advancing towards initial production in 2023
    - Shaft sinking to begin in Q4 2022
    - Underground development advancing according to plan
    - Ramp from surface to the upper zones has reached the elevation of the third production level and the base of the first stoping horizon
    - First underground mineralized material from Odyssey South to be processed through existing Canadian Malartic plant in early 2023
- Odyssey underground project is forecasted to produce roughly 500,000 ounces Au per year over an 18+ year mine life, with potential for further extensions [(1)]

Canadian Malartic Royalty Coverage



RADIUM ZONE
15% NPI
3% NSR
AGNICO EAGLE / YAMANA
CANADIAN MALARTIC MINE
2% NSR
CHARLIE
GOULDIE
NORRIE
EAST GOULDIE
MALARTIC SOUTH
1.5% NSR
2% NSR
3% NSR
1.5% NSR
MIDWAY PROJECT
1.5% NSR - SUBJECT TO 1% BUYBACK
2.5% NSR
117
ABITIBI ROYALTIES NSR'S MALARTIC REGION
3%
2.5%
2%
1.5%
15% NET PROFIT INTEREST

Source: Yamana press release dated February 8, 2022. Yamana Gold public disclosure, website, and technical report titled "NI 43-101 Technical Report, Canadian Malartic Mine, Quebec, Canada" with an effective date of December 31, 2020. Note: The Canadian Malartic NSR royalty does not cover a majority of currently producing operations.

1) Mine life is expected to be 2023-2039 (inclusive).

Overview of Select Key Assets

Fenelon – Multi-Million Ounce Deposit with Significant Expansion Potential

Fenelon – 2% NSR

Prospective Exploration Asset on the Detour-Fenelon Gold Trend

Key Highlights:

- Project owned by Wallbridge Mining (US$205 mm Mkt Cap)
- Maiden resource announced November 2021
  - **Indicated Resources:** 2.13 Moz: 36.02 Mt at 1.84 g/t
  - **Inferred Resources:** 1.47 Moz: 28.99 Mt at 1.57 g/t
- Project advanced from discovery to maiden resource in <3 years, with 60% of resource in indicated category
- Deposit remains open laterally in most directions and at depth, with most known mineralized gold trends remaining open for expansion, and additional opportunities within the existing resource footprints
- Wallbridge announced a C$70 mm drill program in 2022 of which 115,000 metres is planned at Fenelon
  - Builds on ~330,000 m of drilling completed on deposit between 2017 – 2021
  - Drilling will focus on adding resources to the 2021 resource open pit and to extend known gold zones and test extensions of mineralization
  - Number of catalysts expected in 2022 which will lay the groundwork for an economic study that will incorporate Wallbridge's properties across the Detour-Fenelon Gold Trend

Fenelon Gold System



SW
NE
NW
SE
Fenelon Gold System
Vertical Cross-Section
(200m corridor)
Looking 315°
Fenelon Gold System
Vertical Long-Section
(500m corridor)

Source: Bloomberg Financial Markets, Wallbridge press release dated January 10, 2022, Wallbridge Corporate Presentation and website. Resource disclosure sourced from Wallbridge press release dated November 9, 2021.
Note: Pricing date of 22-Feb-22.

Overview of Select Key Assets

Beaufor – Commencing Production in 2022

Beaufor – 1.0% NSR & PTR

Over 1.1 Moz of gold produced and strong exploration potential

Key Highlights:

- Project owned by Monarch Mining (US$45 mm Mkt Cap)
- Located in Val-d'Or, Quebec, a Tier-1 Jurisdiction
- Restart of operations expected by June 2022
- Resource update completed in August 2021
  - **M&I Resources:** 0.22 Moz: 1.28 Mt at 5.3 g/t
  - **Inferred Resources:** 0.12 Moz: 0.82 Mt at 4.7 g/t
- Recently completed a 43,419 metre drill program that commenced in 2020, focused on high-grade zones and expanding resource blocks
- Given positive results obtained, additional holes are being drilled to allow further conversion of resources into reserves with 5 drill rigs currently on site

Beaufor Property Overview



Beaufor Mine
Composite schematic section (Looking Towards 295°N)
BEAUFOR #4 Shaft
PUITS #5 Shaft
Garage
level 200
level 325
Level 175 (53m)
Level 625 (190m)
Level 825 (251m)
Level 1025 (312m)
Level 1125 (343m)
Level 1250 (381m)
Level 1375 (419m)
Level 1500 (457m)
Level 1750 (533m)
Level 2000 (610m)
Level 2125 (648m)
3D
1700 Project
QF1 Project
Mineralized zone
Granodiorite
Volcanic
Fault
Scale

Source: Bloomberg Financial Markets, Monarch February 2022 Corporate Presentation and Monarch press release dated January 20, 2022.
Note: Pricing date of 22-Feb-22.

Overview of Select Key Assets

Jerritt Canyon – Immediate Cash Flow Plus Significant Upside in Nevada

Jerritt Canyon – 0.5% NSR & PTR

Exceptional Property-Wide Exploration Potential

Key Highlights:

- Project owned by First Majestic Silver (US$3 bn Mkt Cap)
- Located in Elko County, Nevada, a Tier-1 jurisdiction
- Property consists of large, underexplored land package consisting of 119 square miles
    - **Proven & Probable Reserves**: 0.70 Moz: 3.23 Mt at 6.77 g/t Au
    - **M&I Resources (excl. Reserves)**: 0.83 Moz: 4.73 Mt at 5.47 g/t
    - **Inferred Resources:** 0.33 Moz: 1.77 Mt at 5.87 g/t
- 2022 guidance of 116 – 129 koz Au; production is projected to reach ~200,000 Au ounces by 2024 via various upside and optimization initiatives
- 9 drill rigs (4 surface rigs and 5 underground) active in 2021 with an ambitious drilling program announced for 2022
    - 135,100 meters drill program planned for 2022 consisting of surface and underground in-fill, step-out and exploratory holes to extend the life of mine and test the presence of new ore body targets
    - Additionally, eight near mine targets close to the historic open-pit and underground production are planned to be drilled from the surface
- In addition, the West Generator underground mine, part of the Jerritt Canyon property subject Gold Royalty's NSR, is scheduled to reopen by year-end

Jerritt Canyon Property Overview



Jerritt Claim Block
15 Miles
24 km
10 Miles
JC
Carlin trend
NEVADA
Las Vegas
N
Processing Plant, offices and TSF
SSX
Smith
In Production
Past Producing

Source: Bloomberg Financial Markets, First Majestic Presentation – January 25, 2022, First Majestic corporate website and technical report titled "Technical Report on the Jerritt Canyon Gold Mine, Elko County, Nevada, USA" with an effective date of December 31, 2020, First Majestic press release dated January 18, 2022.
Note: Pricing date of 22-Feb-22.

Overview of Select Key Assets

La Mina – Compelling Base Case PEA with Significant Upside

La Mina – 2.0% NSR

Significant Exploration Potential Across Several Targets

Key Highlights:

- Project owned by GoldMining *(US$251 mm Mkt Cap)*, located in Antioquia, Colombia
- Positive PEA announced January 2022
  - Estimated mine life of 10 years producing over 1 Moz AuEq over the LOM
  - Annual production of ~102 koz AuEq at by-product AISC of US$698/oz
  - Low initial capex of ~US$300 mm, generating an after-tax NPV5% of US$231 mm
- Large resource base of ~1.5 Moz AuEq at 1.08 g/t AuEq
- Additional upside from drill-ready targets on the adjacent La Garrucha deposit, which is currently not factored into the PEA
- Potential for maiden mineral resource at La Garrucha with modest drill program

La Mina Property Overview



LA MINA
El Limon
Middle Zone
La Cantera
La Garrucha
0
1
2
4
Km
Property Outline
DDH Collars
Targets

Source: Bloomberg Financial Markets and GoldMining Inc. website and press release dated January 12, 2022.
Note: Pricing date of 22-Feb-22.

Overview of Select Key Assets

Lone Tree – Future Hub of One of Nevada's Largest Gold Producers

Lone Tree – 1.5% NSR

Large-Scale Gold Deposit with Significant Upside Potential

Key Highlights:

- Project owned by i-80 Gold (US$514 mm Mkt Cap), located in Nevada, USA
- Expected to become the "Hub" of i-80's Nevada "Hub and Spoke" development plan, with the goal of becoming one of Nevada's largest gold producers and ultimately producing over 500 koz of gold annually
- Lone Tree autoclave studies and residual leaching program underway, gold production expected in 2022
- Tier-1 management team with a track record of operational excellence in Nevada
- Strategic advantage as one of three companies in Nevada with infrastructure to process refractory mineral resources

Lone Tree Gold System



Lone Tree
Brooks
>8.0 g/t Au
5.0 - 8.0 g/t Au
2.0 - 5.0 g/t Au
0.5 - 2.0 g/t Au
Plunge +10
Azimuth 020
Looking Northeast
0
1250
2500
3750
5000

Source: Bloomberg Financial Markets and i-80 Gold February 2022 Corporate Presentation and press release dated January 12, 2022.
Note: Pricing date of 22-Feb-22.